Valued Advisers Trust

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

December 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Laura Hatch.

Re:	Valued Advisers Trust (the “Trust”) Request for Acceleration of the Effective Date of Post-Effective Amendment No. 86 to the Registration Statement on Form N-1A (File Nos. 333-151672 and 811-22208) (the “Registration Statement”) Pertaining to the BRC Large Cap Focus Equity Fund

Dear Ms. Hatch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on October 12, 2012 via EDGAR be accelerated so that the same will become effective at 8:00 a.m., Eastern Time, Friday, December 21, 2012, or as soon thereafter as practicable.

Unified Financial Securities, Inc., the principal underwriter for the Valued Advisers Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Valued Advisers Trust		Unified Financial Securities, Inc.

By:	/s/ Carol J. Highsmith	By:	/s/ Anna Maria Spurgin
	Carol J. Highsmith		Anna Maria Spurgin
	Title: Vice President		Title: President